Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

						Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
Earnings:
Income (loss) from continuing operations before income taxes	504,890	504,342	307,161	209,368	23,897	45,274	(205,060)
Fixed charges	81,834	90,565	108,876	118,133	166,483	85,170	185,599
Amortization of capitalized interest	20,268	17,164	24,401	28,614	29,201	7,176	8,429
Capitalized interest	(56,501)	(76,240)	(52,406)	(19,884)	(21,452)	(10,704)	(4,094)

Total adjustments	45,601	31,489	80,871	126,863	174,232	81,642	189,934

Earnings adjusted for fixed charges	550,491	535,831	388,032	336,231	198,129	126,916	(15,126)

Fixed charges:
Interest expensed and capitalized, including amortization of capitalized expenses related to indebtedness	81,360	89,290	107,458	116,914	164,851	84,356	184,681
Portion of rent expense representative of interest (1)	474	1,275	1,418	1,219	1,632	814	918

Total fixed charges	81,834	90,565	108,876	118,133	166,483	85,170	185,599

Ratio of earnings to fixed charges	6.7	5.9	3.6	2.8	1.2	1.5	(0.1)

ESTIMATE OF INTEREST WITHIN RENTAL EXPENSE
Total Rent expense	1,435	3,865	4,296	3,694	4,945	2,468	2,783
Estimated percentage (based on SEC guidance)	33%	33%	33%	33%	33%	33%	33%

Estimated interest within rental expense	474	1,275	1,418	1,219	1,632	814	918

(1)	One third of rent expense is deemed to be representative of interest.